

Mail Stop 4628

October 6, 2016

Suneetha Nandana Silva Sudusinghe
Chief Executive Officer
Geant Corp.
Kiranthidiya road 114
Beruwala, Sri Lanka 12070

> **Re: Geant Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 30, 2016**
> **File No. 333-213009**

Dear Mr. Sudusinghe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2016 letter.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

1.   Your independent auditor's consent refers to the review report dated September 16, 2016 on your financial statements as of and for the three months ended August 31, 2016. However, we note that the audit report included on page F-1 is dated July 15, 2016 and references your financial statements as of May 31, 2016. Please have your independent auditor provide a currently dated consent which references the correct audit report date and the correct date of the audited financial statements on which the report opines.

2.   Further, as required by Item 601(B)(15) of Regulation S-K, please obtain and file, as an exhibit, a letter from your independent auditor that acknowledges awareness of the use of their review report on unaudited interim financial information in your registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Diane J. Harrison
        Harrison Law, P.A.